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                              February 13, 2024

       Eric Swider
       Chief Executive Officer
       Digital World Acquisition Corp.
       3109 Grand Ave., #450
       Miami, FL 33133

                                                        Re: Digital World
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed February 12,
2024
                                                            File No. 333-264965

       Dear Eric Swider:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance
       Sheet as of September 30, 2023, page 153

   1. Please disclose in footnotes (L) and (M) the terms of the convertible notes and warrants including the
conversion features. Also, give effect to the cost of these borrowings in your pro forma statements of
operations including any interest, beneficial conversion features, and any costs incurred
in the settlement of the terminated PIPE Investment.
   2. We note on pages 194 -195 TMTG will issue TMTG Convertible Notes with an aggregate principal amount up to
$65,000,000 and Digital World will issue convertible notes up to an aggregate principal
amount of $65,000,000. Give pro forma effect to the issuance of these notes and fully
disclose the terms and features in a supporting footnote or advise us.
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany13,
February   NameDigital
             2024       World Acquisition Corp.
February
Page  2 13, 2024 Page 2
FirstName LastName
Trump Media & Technology Group Corp. Financial Statements
Consolidated Statement of Operations, page FF-21

3. Please remove the amount of reported gross profit for the twelve month period ended December 31, 2021.
Note 2. Restatement of Previously Issued Financial Statements, page FF-24

4. We note that your audited financial statements were restated. Please tell us whether a material weakness was identified in your internal controls over financial reporting in connection with the financial statements for the fiscal years ended December 31,
         2022, and 2021. If so, revise your disclosures on page 278, and include a risk factor describing any material weaknesses, the resulting restatement, and any associated remediation procedures and the related time frame.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Brandon J. Bortner